UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2023

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

As previously announced by Brenmiller Energy Ltd. (the “Company”) on November 30, 2023 on a Report of Foreign Private Issuer on Form 6-K, the Company expected the implementation of a 1-for-10 reverse share split after market close on December 1, 2023. The reverse share split was effected on December 4, 2023 and the Company’s ordinary shares began trading on the Nasdaq Capital Market on a post-split basis at the market open under the Company’s existing trading symbol “BNRG”.

The Company’s new Amended and Restated Articles of Association (the “Post-Split Amended and Restated Articles of Association”) became effective on December 4, 2023, simultaneously with the reverse split becoming effective. The Post-Split Amended and Restated Articles of Association is filed as Exhibit 99.1 hereto, which is incorporated by reference herein.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-272377 and 333-273028) and Form S-8 (File No. 333-272266), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Amended and Restated Articles of Association of Brenmiller Energy Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: December 5, 2023	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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